REPORT REGARDING A REGISTRATION UPDATE

TO:                              Comisión Nacional Bancaria y de Valores, Bolsa Mexicana de Valores, S.A. de C.V., Investing Public.

FROM:             Grupo Casa Saba, S.A.B. de C.V.

RE:                  Filing of the report regarding a “Registration Update” referred to in Section II, Article 35 of the General Rules Applicable to Securities Issuers and other Participants in the Stock Market, published by the Banking and Securities General Commission (Comisión Nacional Bancaria y de Valores) in the Official Federal Gazzette (Diario Oficial de la Federación) on March 19, 2003.

On June 18, 2010, the members of the Board of Directors of Grupo Casa Saba, S.A.B. de C.V. (“the Company”) adopted a series of unanimous resolutions, through which they approved to call a General Ordinary Shareholders’ Meeting to be held on July 20, 2010 with the purpose of approving, among other issues, the following: (i) the ratification of the execution of the promise of sale agreement which object is the shares of Farmacias Ahumada, S.A. executed on May 17, 2010 among certain shareholders of said entity and the Company; (ii) the approval, in accordance with Article 47 of the Securities Market Law (Ley del Mercado de Valores), of the proposal to acquire on behalf of the Company through one of its subsidiaries up to 100% of the shares representative of the capital stock of Farmacias Ahumada, S.A. (the “Transaction”); (iii) the approval of the execution of a loan agreement, and the granting of the relevant real property and personal guaranties, related to the acquisition described in section (ii) above; and, (iv) the approval of an increase in the variable portion of the capital stock of the Company (the “Meeting”).
On June 21, 2010, the call of the Meeting was published in “El Financiero” newspaper, as well, it was transmitted through EMISNET.  The Meeting will be held on July 20, 2010 at 10:30 am at the Company’s headquarters located at Paseo de la Reforma 215, Colonia Lomas de Chapultepec, zip code 11000, Mexico, Federal District to address, among others, the issues mentioned in the previous paragraph.
In accordance with point (iv) of the agenda in the call of the Meeting, it is planned to discuss and, in its case, approve an increase in the variable portion of the capital stock of the Company by means of the issuance of the number of the Sole Series shares, representative of the capital stock of the Company, necessary to represent said increase, under the terms and conditions established by the shareholders during the Meeting in order that said increase is subscribed by the shareholders in exercise of their right of first refusal under Clause Thirteenth of the by-laws of the Company and Article 132 of the General Law for Commercial Entities (Ley General de Sociedades Mercantiles).
In the event that said right of first refusal is not exercised partially or in its entirety by the shareholders within the relevant legal term, the shares of the Sole Series aforementioned, would be offered to third parties for its subscription and payment in the manner and under the terms and conditions determined by the Board of Directors or the special delegates appointed for this purpose in the Meeting.
The resources that the Company obtains from the increase of the capital stock approved in the Meeting, are expected to be employed to cover the compromises that the Company attains in connection with the Transaction and/or to pay liabilities assumed by the Company in relation with the Transaction and/or other liabilities of the Company in favor of third parties, as it is determined in its time.

In addition, the shares issued as a result of the capital stock increase described above will have the same rights and obligations as the Sole Series shares of the Company that are currently outstanding, therefore, it is not necessary to file a comparative note in accordance with the provided in Article 35, Section II of the General Rules Applicable to Securities Issuers and other Participants in the Stock Market.